Teva to Highlight New Data in Multiple Sclerosis
at Joint ECTRIMS – ACTRIMS Congress in Paris

Jerusalem, October 19, 2017 – Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) today announced that new data on its multiple sclerosis (MS) program, including COPAXONE® (glatiramer acetate injection), a product for relapsing forms of MS, and laquinimod, an investigational MS therapy, will be highlighted in 11 presentations at the 7th Joint Congress of the European Committee for Treatment and Research in Multiple Sclerosis (ECTRIMS) and Americas Committee for Treatment and Research in Multiple Sclerosis (ACTRIMS) in Paris, October 25-28, 2017.

“New data from Teva’s MS program further contributes to the scientific understanding of treating a complex disease like MS,” said Michael Hayden, MD, PhD, President of Global R&D and Chief Scientific Officer at Teva. “We look forward to showcasing our findings at this year’s joint ECTRIMS-ACTRIMS meeting.”

In addition to the data being presented, Teva will also host a Satellite Symposium, “Maintaining ability in the context of disability: can we do more for patients?” on October 27, 2017 from 12:45 – 1:45 p.m. CET.

Teva-sponsored Data Include:

COPAXONE® (glatiramer acetate injection)

[P1.765] Pregnancy Outcomes in Patients With Multiple Sclerosis and Exposure to Branded Glatiramer Acetate During All Three Trimesters (Poster Session 1, October 26, 2017, 3:30 – 5:00 p.m.) K. Hellwig, O. Neudorfer, S. Melamed-Gal, P. Baruch

[P2.956] The Effect of Glatiramer Acetate (GA) on Cognitive Function in an Animal Model of Multiple Sclerosis (Poster Session 1, October 26, 2017, 3:30 – 5:00 p.m.) R. Aharoni, N. Schottlender, D.D. Bar Lev, M. Tsoory, M. Sela, R. Arnon

[P2.1210] Higher Medication Satisfaction and Treatment Adherence in Relapsing-Remitting Multiple Sclerosis Patients Treated with Glatiramer Acetate 40 mg/mL Three-times Weekly Compared with 20 mg/mL Daily: 6-Month Results of the CONFIDENCE Study (Poster Session 2, October 27, 2017, 3:30 – 5:00 p.m.) A. Veneziano, G. Cutter, M. Al-Banna, S. Rossi, M.N. Zakharova, A. Boyko, S. Gandhi, R. Everts, A. Grinspan

[P2.1273] Multicenter Open-label Non-interventional Study Assessing the Alteration of Activity in Ambulatory Patients with Relapsing Forms of MS (RMS) Under Treatment with COPAXONE® 40 mg tiw — Results of an Interim Analysis of the NIS COPTIVITY (Poster Session 2, October 27, 2017, 3:30 – 5:00 p.m.) T. Ziemssen, U. Schulze-Topphoff, D. Fendji

[EP1651] Surface Charge Distribution, an Attribute Linked with Immunogenicity of Nanoparticles, is Different for Follow-on Glatiramer Acetate Products Approved in EU, Russia, Latin America, and USA Compared with COPAXONE® (ePosters will be displayed for the duration of the congress; however, they will not be presented during specific sessions) A. Komlosh, R. Krispin, G. Papir, T. Molotsky, Y. Sahly, V. Weinstein, A. Gilbert, S. Melamed-Gal, P. Loupe, I. Grossman, R. Laufer, M.R. Hayden

[EP1652] Physicochemical and Biological Characterization of the European Follow-on Glatiramer Acetate Product as Pompared to COPAXONE® (ePosters will be displayed on terminals for the duration of the congress, but will not be presented during specific sessions) B. Timan, A. Komlosh, O. Beriozkin, A. Konya, K. Wells-Knecht, V. Weinstein, Y. Sahly, A. Gilbert, S. Melamed-Gal, P. Loupe, I. Grossman, R. Laufer, M.R. Hayden

[EP1809] Efficacy and Treatment Satisfaction After Switching Therapy in Patients with Relapsing-Remitting Multiple Sclerosis: The Multicentre, Observational SURFINIA Study (ePosters will be displayed on terminals for the duration of the congress, but will not be presented during specific sessions) R. Mantegazza, M. Ulivelli, S. Cottone, V. Torri Clerici, M.T. Ferrò, D. De Pascalis, A. Veneziano, D. Cuomo

[EP1843] The Impact of Nurse Advisors and Online Advice Services on Treatment Adherence in Multiple Sclerosis (MS) (ePosters will be displayed on terminals for the duration of the congress, but will not be presented during specific sessions) A. Altenbuchner, S. Haug, C. Mohr, U. Scorna, K. Weber

Laquinimod

[P1.431] Transcriptomic Analysis of Disease Reversal in EAE: Comparison of Laquinimod and FTY-720 (Poster Session 1, October 26, 2017, 3:30 – 5:00 p.m.) H. Belinson, S. Barash, J. Kaye, E. Raymond, D. Laifenfeld, R. Laufer

[P13.233] CONCERTO: A Placebo-Controlled Trial of Oral Laquinimod in Patients With Relapsing-Remitting Multiple Sclerosis (Oral Presentation, Parallel Session 13 – Update on relapsing-remitting MS management, October 27, 2017, 3:04 – 3:16 p.m.) G. Comi, T.L. Vollmer, A. Boyko, P. Vermersch, T. Ziemssen, X. Montalban, F.D. Lublin, N. Sasson, Y. Dadon, J.R. Steinerman, V. Knappertz

[EP1778] Laquinimod Regulates Inflammatory Gene Induction in a Human Model of Reactive Astrogliosis (ePosters will be displayed for the duration of the congress; however, they will not be presented during specific sessions) C. Chapouly, J. Mariani, J. Zhang, N. Zach, G.R. John

About COPAXONE®
COPAXONE® (glatiramer acetate injection) is indicated for the treatment of patients with relapsing forms of multiple sclerosis. The most common side effects of COPAXONE® are redness, pain, swelling, itching, or a lump at the site of injection, flushing, rash, shortness of breath, and chest pain. COPAXONE® is rated as Pregnancy Category B. There are no adequate and well-controlled studies in pregnant women. Administration of glatiramer acetate by subcutaneous injection to pregnant rats and rabbits resulted in no adverse effects on offspring development. Animal reproduction studies are not always predictive of human response, therefore COPAXONE® should be used during pregnancy only if clearly needed. See additional important information at: www.CopaxonePrescribingInformation.com. For hardcopy releases, please see enclosed full prescribing information. The COPAXONE® brand is approved in more than 50 countries worldwide, including the United States, Russia, Canada, Mexico, Australia, Israel, and all European countries.

Important Safety Information about COPAXONE®
Patients allergic to glatiramer acetate or mannitol should not take COPAXONE®. Some patients report a short-term reaction right after injecting COPAXONE®. This reaction can involve flushing (feeling of warmth and/or redness), chest tightness or pain with heart palpitations, anxiety, and trouble breathing. These symptoms generally appear within minutes of an injection, last about 15 minutes, and go away by themselves without further problems. During the postmarketing period, there have been reports of patients with similar symptoms who received emergency medical care. If symptoms become severe, patients should call the emergency phone number in their area. Patients should call their doctor right away if they develop hives, skin rash with irritation, dizziness, sweating, chest pain, trouble breathing, or severe pain at the injection site. If any of the above occurs, patients should not give themselves any more injections until their doctor tells them to begin again. Chest pain may occur either as part of the immediate postinjection reaction or on its own. This pain should only last a few minutes. Patients may experience more than one such episode, usually beginning at least one month after starting treatment. Patients should tell their doctor if they experience chest pain that lasts for a long time or feels very intense. A permanent indentation under the skin (lipoatrophy or, rarely, necrosis) at the injection site may occur, due to local destruction of fat tissue. Patients should follow proper injection technique and inform their doctor of any skin changes. The most common side effects of COPAXONE® are redness, pain, swelling, itching, or a lump at the site of injection, flushing, rash, shortness of breath, and chest pain. These are not all of the possible side effects of COPAXONE®. For a complete list, patients should ask their doctor or pharmacist. Patients should tell their doctor about any side effects they have while taking COPAXONE®. Patients are encouraged to report negative side effects of prescription drugs to the FDA. Visit www.fda.gov/medwatch or call 1-800-FDA-1088.

About Laquinimod
Laquinimod is a once-daily oral, investigational, selective aryl hydrocarbon receptor (AhR) activator targeting neurodegeneration and inflammation with a novel mechanism of action being studied for the treatment of relapsing-remitting MS (RRMS), primary-progressive MS (PPMS) and Huntington disease.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by approximately 200 million patients in over 60 markets every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,800 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has the world-leading innovative treatment for multiple sclerosis as well as late-stage development programs for other disorders of the central nervous system, including movement disorders, migraine, pain and neurodegenerative conditions, as well as a broad portfolio of respiratory products. Teva is leveraging its generics and specialty capabilities in order to seek new ways of addressing unmet patient needs by combining drug development with devices, services and technologies. Teva’s net revenues in 2016 were $21.9 billion. For more information, visit www.tevapharm.com.

Cautionary Note Regarding Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the Company’s multiple sclerosis program which are based on management’s current beliefs and expectations and are subject to substantial risks and uncertainties, both known and unknown, that could cause our future results, performance or achievements to differ significantly from that expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to:

The benefits of Copaxone®;

our specialty medicines business, including: competition for our specialty products, especially Copaxone® which faces competition from existing and potential additional generic versions and orally-administered alternatives; our ability to achieve expected results from investments in our product pipeline; competition from companies with greater resources and capabilities; and the effectiveness of our patents and other measures to protect our intellectual property rights;

our business and operations in general, including: our ability to develop and commercialize additional pharmaceutical products; manufacturing or quality control problems, which may damage our reputation for quality production and require costly remediation; interruptions in our supply chain; disruptions of our or third party information technology systems or breaches of our data security; the restructuring of our manufacturing network, including potential related labor unrest; the impact of continuing consolidation of our distributors and customers; and variations in patent laws that may adversely affect our ability to manufacture our products; our ability to consummate dispositions on terms acceptable to us; adverse effects of political or economic instability, major hostilities or terrorism on our significant worldwide operations; and our ability to successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions;

compliance, regulatory and litigation matters, including: costs and delays resulting from the extensive governmental regulation to which we are subject; the effects of reforms in healthcare regulation and reductions in pharmaceutical pricing, reimbursement and coverage; potential additional adverse consequences following our resolution with the U.S. government of our FCPA investigation; governmental investigations into sales and marketing practices; potential liability for sales of generic products prior to a final resolution of outstanding patent litigation; product liability claims; increased government scrutiny of our patent settlement agreements; failure to comply with complex Medicare and Medicaid reporting and payment obligations; and environmental risks;

and other factors discussed in our Annual Report on Form 20-F for the year ended December 31, 2016 (“Annual Report”), including in the section captioned “Risk Factors,” and in our other filings with the U.S. Securities and Exchange Commission, which are available at www.sec.gov and www.tevapharm.com. Forward-looking statements speak only as of the date on which they are made, and we assume no obligation to update or revise any forward-looking statements or other information contained herein, whether as a result of new information, future events or otherwise. You are cautioned not to put undue reliance on these forward-looking statements.

# # #